Mail Stop 0407



      							December 22, 2004

Via U.S. Mail and Fax
Mr. Norman M. Levine
DeVry, Inc.
One Tower Lane
Suite 1000
Oakbrook Terrace, IL  60181

	RE:	DeVry, Inc.
      Form 10-K for the fiscal year ended June 30, 2004
		Filed September 10, 2004

		Form 10-Q for the quarter ended September 30, 2004
		File No. 1-13988

Dear Mr. Levine:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended June 30, 2004

1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Item 9A. Controls and Procedures, page 106
2. Your reference to "disclosure and internal controls" is inconsistent with the defined terms "disclosure controls and procedures" and "internal control over financial reporting." In order to better understand your evaluation of the effectiveness of the company`s disclosure controls and procedures, confirm supplementally that you will use the correct term in future periodic reports.

3. Please refer to the first and second paragraphs of existing disclosure, where you describe your disclosure controls and procedures and internal controls over financial reporting, specifically that they are designed to ensure correct and complete periodic reports, to safeguard assets, to certify assets are used only for their intended purposes, to verify that financial transactions are properly recorded and reported in a timely fashion, and to permit preparation of financial statements in conformity with
GAAP. The description appears partly based upon the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Securities Exchange Act of 1934, and partly derived from the definition of internal control over financial reporting found in Rule
13a-15(f). As currently presented however, it is unclear whether the required evaluation completely covers the effectiveness of the company`s disclosure controls and procedures.
As to disclosure controls and procedures, your description does not indicate that your disclosure controls and procedures are designed to ensure that all information (not just "financial information") is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms or that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. The concluding sentence in the second paragraph of your disclosure indicates that the company`s disclosure controls and procedures are effective "to ensure the correctness and completeness of this report." What about the timeliness of the report? Please confirm that the above conclusion is what was intended by your current disclosure and confirm that all future filings will contain similar clarifying disclosure. Alternatively, you may simply state that your Chief Executive Officer and Chief Financial Officer concluded on the applicable dates that the company`s disclosure controls and procedures were effective.

Note 3, Intangible Assets, page 125
4. Please tell us how you determined your reporting units and tell us what those reporting units are in accordance with paragraph 30 of SFAS No. 142 and EITF D-101.

5. Further, tell us the operating segments that you aggregate into your reportable segments.

Note 4, Toronto Operations Phase Out, Impairment of Long-Lived Assets and Workforce Reduction, page 127
6. We note that you recorded an accrual of $2.5 million for severance pay relating to personnel reductions in the Toronto area and certain
U.S. campus operations. Please provide us with a detailed description of the events and circumstances that lead to this event, what the $2.5 million accrual represents, how many people were affected and the accounting literature that you relied upon in your decision to record this entry. Further tell us when you expect the remaining liability to be settled.

Note 5, Income Taxes, page 128
7. We refer to the negative value ascribed to your investment in DeVry University`s Canadian operations. Please describe the factors and assumptions that contributed to the negative valuation. Tell us how you considered these factors in your conclusion that there was no impairment in the value of your goodwill for any reporting unit as of the end of fiscal 2004 and 3003.

Note 9, Commitments and Contingencies, page 136
8. We note that for many of the loss contingencies disclosed in Note
9, you have provided a description of the issue, but very little information regarding how you evaluated the loss contingency in accordance with SFAS No. 5. It is unclear from your disclosures whether the loss contingencies are probable, reasonably possible or remote, if they are reasonably estimable or if you have recorded a loss associated with these contingencies. Please advise and revise your disclosures in future filings as appropriate.

In addition to the preceding comment, please respond to the following issue specific comments:

9. Please advise and revise your disclosures to indicate the status of each of the following matters:
* the patent infringement complaint from Acacia Research
Corporation;
* the November 2000 class-action complaint;
* the January 2002 class-action complaint; and
* the Ontario Student Aid Program matter.

10. We refer to the class-action complaint that was settled in June
2004. Tell us and revise to disclose if the ultimate settlement of this matter was material to the financial condition, results of operations or cash flows of the company.

11. You state that you have recorded approximately $2.9 million associated with estimated loss contingencies at June 30, 2004. It is unclear what issues this liability relates to. Please advise and revise.
Form 10-Q for Quarter Ended September 30, 2004
Item 4 - Controls and Procedures, page 32
12. Please supplementally confirm that you will comply with comment 2 above in all future filings.

13. You state that "there were no significant changes in internal control over financial reporting..." Please discuss whether there was "any change in the registrant`s internal control over financial reporting...that occurred during the registrant`s last fiscal quarter
(the registrant`s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." Regulation S-K Item 308(c). (emphasis added). Please confirm supplementally that you will comply with this comment in all future filings.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

      You may contact Christine Bashaw, Staff Accountant at (202) 824-5422 or Ivette Leon, Senior Staff Accountant at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 824-5526 if you have any questions with respect to the comments on your controls and procedure disclosures. Please contact me at
(202) 942-1990 with any other questions.
							Sincerely,



      Larry Spirgel
								Assistant Director



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Mr. Norman Levine
DeVry, Inc.
December 22, 2004
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE